UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Notice Regarding Reduction of the Legal Capital Surplus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: May 13, 2011	By:	/s/ Tadashi Nishimura
		Name:	Tadashi Nishimura
		Title:	Executive Officer

May 13, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

Notice Regarding Reduction of the Legal Capital Surplus

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces that it has resolved at the board of directors’ meeting held on May 13, 2011 to propose a reduction of its legal capital surplus at the ordinary general meeting of shareholders to be held on June 29, 2011.

1.	Reason for the reduction of the legal capital surplus

SMTH intends to reduce its legal capital surplus in order to ensure flexibility and agility of its future financial policies.

2.	Outline of the reduction of the legal capital surplus

(1)	Amount of reduction

SMTH will reduce its legal capital surplus, which is currently 1,202,719,732,404 yen, by an amount equal to 499,786,010,274 yen, making the new legal capital surplus amount equal to 702,933,722,130 yen.

(2)	Method of reduction

SMTH will reduce its legal capital surplus and transfer an amount equal to the reduction amount to “other capital surplus” in accordance with Paragraph 1, Article 448 of the Companies Act.

3.	Schedule for the reduction of the legal capital surplus

(1)	Resolution of board of directors	May 13, 2011

(2)	Deadline for the creditors’ objections	June 27, 2011 (planned)

(3)	Resolution of the general meeting of shareholders	June 29, 2011 (planned)

(4)	Effective date	June 30, 2011 (planned)

4.	Future outlook

The reduction of the legal capital surplus is merely a transfer between line items in the net asset section of the SMTH’s balance sheet. The total balance of SMTH’s net assets will remain unchanged and this reduction of the legal capital surplus will not have any effect on SMTH’s business results.

For further information, please contact:
IR Office, Financial Planning Department Sumitomo Mitsui Trust Holdings, Inc. Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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